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EMAIL:  kschlesingerW.COM

DIRECT DIAL:  212.451.2252

May 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FalconStor Software, Inc. Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of FalconStor Software, Inc. (“FalconStor”), a Delaware corporation, we hereby advise you that FalconStor submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, a Preliminary Proxy Statement for its upcoming Annual Meeting of Shareholders.

Should any member of the Commission’s staff have any questions concerning the Preliminary Proxy Statement or desire any further information, please do not hesitate to contact me (tel.: (212) 451-2252) or Claudia Dubon (tel.: (212) 451-2240).

Very truly yours,

/s/ Kenneth Schlesinger

Kenneth Schlesinger

Enclosures

cc:	Claudia Dubon

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